Mail Stop 0306


May 9, 2005



Via U.S. Mail and Facsimile (469) 892-1197

Julie Sansom-Reese
Chief Financial Officer
Zunicom, Inc.
1720 Hayden Road
Carrollton, Texas  75006


	Re:	Zunicom, Inc.
		Form 10-K for year ended December 31, 2004
		Filed March 31, 2005
		File No. 000-27210

Dear Ms. Sansom-Reese:

      We have reviewed your response letter dated May 6, 2005 and have the following additional comment. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspects of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Form 10-K for the fiscal year ended December 31, 2004

Item 8 - Financial Statements and Supplementary Data

Note B - Summary of Significant Accounting Policies

Revenue Recognition - Page F-12

1. We note your response to prior comment 2. We see that your drop shipment sales are shipped directly from the third party vendor to the customer. It appears that you recognize revenue on a gross basis for these sales. However, it appears that you do not take title to the inventory or make any modifications to the product. Please tell us whether you recognize revenue on a gross or net basis for these sales and quantify the amount of revenue recognized for each of the last three years. If you have concluded that revenue should be recognized on a gross basis for drop shipment sales, support your conclusion with an analysis of the criteria discussed in EITF 99-19.


* * * * * * * *

      As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comment and provide any requested supplemental information. Detailed cover letters greatly facilitate our review.
Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comment.

      You may contact Praveen Kartholy, Staff Accountant, at (202) 824-5465, or me at (202) 824-5387 if you have questions regarding these comments. In this regard, do not hesitate to contact
Michele
Gohlke, Branch Chief, at (202) 942-7903.


							Sincerely,



							Kevin Vaughn
							Reviewing Accountant


Ms. Julie Sansom-Reese
Zunicom, Inc.
May 9, 2005
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